Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Three
Director Access M
The Director M Edge
The Director M Plus
AmSouth Variable Annuity M Plus
The Director M Select Plus
The Director M Outlook
First Horizon Director M Outlook
Director M Platinum Outlook
AmSouth Variable Annuity M Outlook
The Director M Select Outlook
Huntington Director M Outlook
Wells Fargo Director M Outlook
Classic Director M Outlook

Talcott Resolution Life and Annuity Insurance Company
Talcott Resolution Life and Annuity Insurance Company Separate Account Three
Director Access M
The Director M Edge
The Director M Plus

Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Seven
Leaders Series IV
Leaders Access Series IV
Leaders Plus Series IV
Leaders Outlook Series IV
Leaders Platinum Series I
Leaders Platinum Outlook Series I
Leaders / Chase Series III
Huntington Leaders Series II
Huntington Leaders Outlook Series IV
Leaders Ultra
Leaders Select Series II
Leaders Select Outlook Series II
Leaders Select Plus Series I
Leaders Foundation Series I
Leaders Foundation Edge Series I

Talcott Resolution Life and Annuity Insurance Company
Talcott Resolution Life and Annuity Insurance Company Separate Account Seven
Leaders Edge Series IV
Leaders Foundation Series I
Leaders Foundation Edge Series I

November 15, 2022, update to the Product Notice dated May 2, 2022

The following funds are expected to be renamed on or about May 1, 2023:

Current Name:	Renamed to:
AB VPS Small/Mid-Cap Value Portfolio	AB VPS Discovery Value Portfolio
AB VPS Growth and Income Portfolio	AB VPS Relative Value Portfolio

This update should be retained for future reference.

HV-7945